UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(b) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number:  1-15639

CARBON ENERGY CORPORATION
(Exact Name of Registrant as specified in its Charter)

1700 Broadway, Suite 1150, Denver, Colorado 80290
(Address of Principal Executive Offices)   (Zip Code)

(303) 863-1555
(Registrant’s Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:  Common Stock, No Par Value
(Title of each class of securities covered by this Form)

                                                         None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]
Rule 12h-3(b)(1)(i)	[ ]	Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  one (1)

            Pursuant to the requirements of the Securities Exchange Act of 1934, Carbon Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Carbon Energy Corporation

Date: October 30, 2003	By: /s/ Kevin R. Collins
Kevin R. Collins,
Executive Vice President